EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Seabridge Gold Inc. (“Seabridge” or the “Company”)

Suite 400 – 106 Front Street East

Toronto, ON M5A 1E1

Item 2:	Date of Material Change

February 25, 2022

Item 3:	News Release

The news release announcing the material change referred to in this report was disseminated on February 26, 2022 through Newsfile and a copy has been filed under Seabridge’s profile on SEDAR.

Item 4:	Summary of Material Change

On February 25, 2022, Seabridge’s wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), agreed to sell a secured note (the “Note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM project located in northern British Columbia, Canada (the “KSM Project”), to Sprott Resource Streaming and Royalty Corp. (“Sprott”) and Ontario Teachers’ Pension Plan (“Ontario Teachers”, and together with Sprott, the “Investors”) for US$225 million (approximately C$285 million at the current exchange rate).

Item 5:

5.1	Full Description of Material Change

On February 25, 2022, KSMCo agreed to sell the Note that is to be exchanged at maturity for a silver royalty on the KSM Project and Seabridge agreed to sell concurrently a Contingent Right, to the Investors for US$225 million (approximately C$285 million at the current exchange rate). The proceeds of this sale will be used to continue ongoing physical works at the KSM Project and advance the KSM Project towards a designation of ’substantially started’.

Key terms of the Note and silver royalty include:

(i)	When the Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”) upon the first to occur of:

a.	commercial production being achieved at the KSM Project; and

b.	either the 10-year anniversary, or, if the environmental assessment certificate (“EAC”) expires and the Investors do not exercise their right to put the Note to KSMCo (described below), the 13-year anniversary of the issue date of the Note.

(ii)	Prior to its maturity, the Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by having Seabridge issue common shares of equivalent value under the Contingent Right.

(iii)	KSMCo has the option to buyback 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

(iv)	If project financing to develop, construct and place the KSM Project into commercial production is not in place by the fifth anniversary from closing, the Investors can put the Note back to KSMCo for US$232.5 million, with KSMCo able to pay such amount in cash or by having Seabridge issue common shares under the Contingent Right, at KSMCo’s option. This put right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

(v)	If the KSM Project’s EAC expires at anytime while the Note is outstanding, the Investors can put the Note back to KSMCo for US$247.5 million at any time over the following nine months, with KSMCo able to satisfy the put in cash or by having Seabridge issue common shares under the Contingent Right, at KSMCo’s option. If the Investors exercises this put right, the Investors’ right to purchase the Silver Royalty terminates.

(vi)	If commercial production is not achieved at the KSM Project prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the Note and the corresponding put right is not exercised, this uplift will occur at the thirteenth anniversary from closing).

(vii)	No amount payable may be paid in common shares of Seabridge if, after the payment, the Investors would own more than 9.9% of Seabridge’s outstanding shares.

(viii)	KSMCo’s obligations under the Note will be secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from Seabridge secured by a pledge of the shares of KSMCo.

(ix)	Since the KSM Project is expected to be operated through joint ownership of KSMCo, the Note and Silver Royalty would thereby become obligations of a future joint venture to develop the KSM Project.

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been ‘substantially started’ by the deadline specified in the EAC. However, if the B.C. Minister of Environment and Climate Change Strategy (the “Environment Minister”) determines that a project has been ‘substantially started’ before the deadline, the EAC remains in effect for the life of the project. The KSM Project’s EAC deadline is July 29, 2026. In determining whether a project has been ‘substantially started’, the Environment Minister assesses each project separately on whether sufficient physical work has been completed prior to the EAC deadline.

Closing of the transaction is expected on or about March 15, 2022.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Rudi Fronk, Chief Executive Officer of Seabridge, at (416) 367-9292.

Item 9:	Date of Report

March 7, 2022.

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